UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the fiscal year ended December 31, 2002.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________________ to

_____________________________

Commission file number 0-24100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

2. Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)
December 31, 2002 and 2001

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	December 31,

	2002	2001

Investments:
Common stock at fair market value	$611,677	588,155
Mutual funds at fair market value	1,659,847	1,669,542

	2,271,524	2,257,697
Participant loans	30,886	27,480

Net assets available for benefits	$2,302,410	2,285,177

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001

	2002	2001

Contributions
Employer	$98,567	95,235
Employee	453,829	413,417
Rollover	16,496	71,145

Total contributions	568,892	579,797

Withdrawals	(357,148)	(335,745)

Investment income
Net appreciation (depreciation) on
fair market value of investments:
Mutual funds	(258,418)	(93,487)
Common stock	49,319	108,749
Interest	2,324	2,389
Dividends	25,259	23,031
Less asset management fees	(12,995)	(12,399)

Net investment income/(loss)	(194,511)	28,283

Increase in net assets available for benefits	17,233	272,335

Beginning of year	2,285,177	2,012,842

End of year	$2,302,410	2,285,177

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Custodian of Investments

Bank of New York is the trustee and custodian of all Plan assets.

Plan Administration

Home Federal Savings Bank (the Company) is the administrator of the Plan and Pentegra Services, Inc. performs the participant accounting.

Valuation of Investments

Investments are stated at their fair market value. Investments in mutual funds or commingled trusts are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost which approximates fair value. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds.

Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Costs and Expenses

Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $7,680 and $7,900 in 2002 and 2001, respectively.

(2) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

All Company employees who have attained the age of 21 are eligible to participate in the Plan.

Funding Policy

Participants have had the ability to contribute up to 12% of their monthly compensation on a pretax basis to the Plan. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $11,000 during 2002 and $10,500 during 2001. The Company matches 25% of each participant's contribution not in excess of 8% of the participant's annual salary. Participants over the age of 50 were allowed to contribute an additional $1,000 as a "catch-up" contribution during 2002, as allowed by the tax law changes of 2001.

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2002 or 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

Vesting

Participants are immediately vested in their contributions and the actual earnings thereon. Participants were required to be employed on December 31 of the plan year to be entitled to the Company's match for the year.

Employees hired prior to January 1, 1997 are immediately vested in the employer contributions received during the plan year. Employees hired January 1, 1997 and thereafter are subject to 5 year cliff vesting for the employer matching contribution. Effective January 1, 2002 the vesting period was reduced to 3 year cliff vesting for employer matching amounts received during 2002 and thereafter. Employer matching contributions received prior to 2002 remain subject to the 5 year vesting service requirement, as applicable.

Forfeited amounts totaled $40,083 and $10,671 for 2002 and 2001, respectively, and are used to reduce future employer match obligations. Employer match amounts not vested at December 31, 2002 and 2001, totaled $86,536 and $102,767, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

Distributions

Upon termination of employment for any reason the vested portion of the participant's account balance becomes fully payable.

Participating Employers

The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996.

The contributions to the Plan for each employer participating in the Plan during 2002 and 2001 were as follows:

	2002			2001

	Employer	Employee	Rollover	Employer	Employee	Rollover

Home Federal Savings Bank	$90,793	421,457	16,496	74,928	315,418	70,433
HMN Mortgage Services, Inc.	3,662	15,831	0	16,462	82,117	712
Osterud Insurance Agency, Inc.	4,112	16,541	0	3,845	15,882	0

	$98,567	453,829	16,496	95,235	413,417	71,145

(3) Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4) Description of Investment Options

Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

Pentegra Services, Inc. (PSI) S&P MidCap Stock Index Fund - The fund invests in the stocks that make up the Standard & Poor's MidCap 400 Index. The fund is designed to approximate the total return of the S&P MidCap 400 Index, including reinvestment of dividends. This fund was available in 2002 and 2001.

PSI S&P 500 Stock Index Fund - The fund invests in the stocks that make up the Standard & Poor's 500 Index. The fund is designed to approximate the total return of the S&P 500 Index, including reinvestment of dividends. This fund was available in 2002 and 2001.

PSI Stable Value Fund - The fund invests in a diversified portfolio of fixed income securities with high quality ratings by major rating services such as Moody's Investors Service and Standard & Poor's. This fund was available in 2002 and 2001.

PSI Money Market Fund - The fund invests primarily in AAA short-term securities issued by corporations. The average range of weighted portfolio maturities varies from one to ninety days with most securities held to maturity. This fund was available in 2002 and 2001.

PSI Bond Market Fund - The fund invests in a portfolio of high quality bonds including U.S. Treasury, agency, corporate, mortgage and asset backed securities. This fund was available in 2002 and 2001.

HMN Financial, Inc. Stock - The fund invests in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank. Three to six percent of the fund is maintained in a Short Term Investment Fund for liquidity purposes. This fund was available in 2002 and 2001.

PSI International Stock Fund - The fund invests in foreign stocks in countries based in Europe, Australia and the

Far East. The fund is designed to approximate the performance of the Morgan Stanley Capital International (MSCI) EAFE (Europe, Australia, Far East) Index. This fund was available in 2002 and 2001.

PSI Asset Allocation Funds -

PSI Income Plus Fund - The fund invests in a broad range of stable value securities to reduce short term risk, and in a broad range of large U.S. and international companies to capture growth potential. This fund was available in 2002 and 2001.

PSI Growth & Income Fund - The fund invests in U.S. and international stock, U.S. bonds, and stable value investments to pursue long term appreciation and short term stability. This fund was available in 2002 and 2001.

PSI Growth Fund - The fund invests in a broad range of domestic and international stock. This fund was available in 2002 and 2001.

PSI S&P 500 Growth Stock Index Fund -

This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit faster earnings and dividend growth. This fund was available in 2002 and 2001.

PSI S&P 500 Value Stock Index Fund -

This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit higher dividend yields. This fund was available in 2002 and 2001.

PSI Russell 2000 Stock Index Fund -

This fund invests in stocks that make up the Russell 2000 Index, which consists of U.S. small company stocks. The fund's goal is to match the performance of the Russell 2000 Index. This fund was available in 2002 and 2001.

                    PSI NASDAQ 100 Stock Fund -

This fund invests in stocks that make up the NASDAQ 100 Index. This fund is designed to approximate the total return of the NASDAQ 100 Index, including reinvestment of dividends. This fund became available in 2002.

(5) Number of Participants

The number of participants in each investment option as of December 31, 2002 and 2001 were as follows:

	December 31,
	2002	2001

HMN Financial, Inc. Stock	93	85
Participant Loans	6	5
PSI S&P MidCap Stock Index Fund	126	110
PSI S&P 500 Stock Index Fund	129	127
PSI Stable Value Fund	54	35
PSI Money Market Fund	67	66
PSI Bond Market Fund	54	38
PSI International Stock Fund	47	48
PSI Income Plus Fund	17	10
PSI Growth & Income Fund	42	42
PSI Growth Fund	39	40
PSI S&P 500 Growth Stock Index Fund	59	45
PSI S&P 500 Value Stock Index Fund	47	35
PSI Russell 2000 Stock Index Fund	55	27
PSI NASDAQ 100 Stock Fund	1	N/A

The total number of eligible participants in the Plan were 269 and 274 at December 31, 2002 and 2001, respectively.

(6) Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2002 or 2001:

	December 31,
	2002	2001

	Fair	Fair
	market	market
Description	value	value

PSI S&P MidCap Stock Index Fund	437,733	456,316
PSI S&P 500 Stock Index Fund	437,165	469,574
HMN Financial, Inc. Stock	611,677	588,155
PSI S&P 500 Growth Stock Index Fund	**	158,751
PSI Bond Market Fund	128,076	**

** Not applicable. Fund represented less than 5% of plan assets.

(7) Income Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999 the Plan, as amended, was again submitted to the IRS for determination of its tax exempt status. A favorable determination was received on March 15, 2000, therefore no provision for income taxes has been included in the Plan's financial statements. The Company believes the Plan continues to qualify and operate as designed.

An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal and state income tax purposes. Each participant's portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

(8) Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by PSI. PSI is the third party administrator of the Plan as defined by the Basic Plan Document and is a party-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

(9) Subsequent Events

Prior to 2003, a participant was required to be employed on December 31 of the plan year to be entitled to the company match received during that plan year. Effective January 1, 2003 this end of year employment requirement was eliminated.

Effective April 1, 2003, the Plan eligibility requirement was changed from age 21 to age 18. Those employees who have attained the age of 18 are eligible to participate, subject to entry dates.

Effective April 1, 2003, the Plan administrator was changed from Pentegra Services, Inc. to Alliance Benefit Group (ABG) and the trustee was changed from Bank of New York to First Trust Corp.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
December 31, 2002

		Fair
		market
Description	Cost	value

*PSI S&P MidCap Stock Index Fund	$411,006	437,733
*PSI S&P 500 Stock Index Fund	516,068	437,165
*PSI Stable Value Fund	84,529	97,883
*PSI Money Market Fund	76,839	76,839
*PSI Bond Market Fund	104,072	128,076
*PSI International Stock Fund	44,119	37,198
*PSI Income Plus Fund	31,783	34,937
*PSI Growth & Income Fund	110,274	102,134
*PSI Growth Fund	132,913	101,898
*PSI S&P 500 Growth Stock Index Fund	110,217	89,997
*PSI S&P 500 Value Stock Index Fund	70,323	59,340
*PSI Russell 2000 Stock Index Fund	62,224	53,820
*PSI NASDAQ 100 Stock Fund	2,758	2,827
*HMN Financial, Inc. Stock	476,521	611,677
Participant Loans (5.25% to 10.00%)	30,886	30,886

Total investments	$2,264,532	2,302,410

                                            *Party-in-interest

                                            See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                HOME FEDERAL SAVINGS BANK EMPLOYEES'
                                                SAVINGS AND PROFIT SHARING PLAN

Date: June 26, 2003                                     By: /s/ Michael McNeil
                                                                    Michael McNeil
                                                                    Title: President,
                                                                    Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number

23                     Consent of KPMG LLP, certified public accountants

99.1                 Certification Pursuant to 18 U.S.C. Section 1350 by
                        Michael McNeil

99.2                 Certification Pursuant to 18 U.S.C. Section 1350 by
                        Jon Eberle